Report of Independent Public Accountants

To the Board of Directors and Shareholders of Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of Trustmark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Notes 1 and 4 to the financial statements, effective January 1, 2000, the company changed its method of accounting for derivative instruments and hedging activities as required by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Arthur Andersen LLP

Jackson, Mississippi
January 8, 2002

Consolidated Balance Sheets

($ in thousands)

	December 31,	
	2001	2000
Assets		
Cash and due from banks (noninterest-bearing)	$ 328,779	$ 298,651
Federal funds sold and securities purchased		
under reverse repurchase agreements.	137,521	47,849
Trading account securities	-	990
Securities available for sale (at fair value)	1,061,495	1,119,643
Securities held to maturity (fair value: $820,917 – 2001;		
$1,021,444 – 2000).	792,052	1,005,455
Loans	4,524,366	4,143,933
Less allowance for loan losses	75,534	65,850
Net loans	4,448,832	4,078,083
Premises and equipment	97,158	80,692
Intangible assets	116,691	66,381
Other assets	197,811	189,244
Total Assets	$ 7,180,339	$ 6,886,988
Liabilities		
Deposits:		
Noninterest-bearing.	$ 1,167,437	$ 952,696
Interest-bearing.	3,445,928	3,105,722
Total deposits	4,613,365	4,058,418
Federal funds purchased	235,781	435,262
Securities sold under repurchase agreements	801,725	819,751
Short-term borrowings.	558,687	632,964
Long-term FHLB advances	225,000	250,000
Other liabilities	60,337	60,952
Total Liabilities	6,494,895	6,257,347
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value:		
Authorized: 250,000,000 shares		
Issued and outstanding: 63,705,671 shares – 2001;		
64,755,022 shares – 2000	13,273	13,491
Capital surplus	66,083	94,229
Retained earnings	587,387	512,107
Accumulated other comprehensive income,		
net of tax.	18,701	9,814
Total Shareholders' Equity.	685,444	629,641
Total Liabilities and Shareholders' Equity	$ 7,180,339	$ 6,886,988

See notes to consolidated financial statements.

Consolidated Statements of Income

($ in thousands except per share data)	Years Ended December 31,		
Interest Income	2001	2000	1999
Interest and fees on loans	$ 342,483	$ 345,159	$ 313,251
Interest on securities:			
Taxable	123,971	133,742	120,810
Tax exempt	9,463	7,703	6,531
Interest on federal funds sold and securities purchased under reverse repurchase agreements	921	2,155	7,917
Other interest income	982	-	-
Total Interest Income	477,820	488,759	448,509
Interest Expense			
Interest on deposits	126,356	126,329	106,751
Interest on federal funds purchased and securities sold under repurchase agreements	42,390	68,618	70,847
Other interest expense	40,496	60,249	27,481
Total Interest Expense	209,242	255,196	205,079
Net Interest Income	268,578	233,563	243,430
Provision for loan losses	13,200	10,401	9,072
Net Interest Income After Provision for Loan Losses	255,378	223,162	234,358
Noninterest Income			
Service charges on deposit accounts	46,769	41,883	37,949
Other account charges, fees and commissions	36,771	37,255	32,209
Mortgage servicing fees	16,920	14,781	14,358
Trust service income	13,760	15,055	14,332
Securities gains (losses)	2,448	9,388	(1,358)
Gains on sales of loans	9,163	2,978	2,367
Other income	6,159	3,200	2,086
Total Noninterest Income	131,990	124,540	101,943
Noninterest Expense			
Salaries and employee benefits	110,540	100,253	98,705
Net occupancy – premises	11,576	10,404	10,323
Equipment expense	15,651	15,511	14,702
Services and fees	30,098	26,216	25,981
Amortization of intangible assets	14,129	8,618	10,222
Loan expense	11,234	8,570	8,867
Other expense	22,713	19,805	18,271
Total Noninterest Expense	215,941	189,377	187,071
Income Before Income Taxes and Cumulative Effect of a Change in Accounting Principle	171,427	158,325	149,230
Income taxes	60,146	54,124	51,236
Income Before Cumulative Effect of a Change in Accounting Principle	111,281	104,201	97,994
Cumulative effect of a change in accounting principle, net of tax	-	(2,464)	-
Net Income	$ 111,281	$ 101,737	$ 97,994
Earnings Per Share			
Basic and diluted earnings per share before cumulative effect of a change in accounting principle	$ 1.72	$ 1.53	$ 1.36
Cumulative effect of a change in accounting principle, net of tax.	-	(0.03)	-
Earnings Per Share – Basic and Diluted	$ 1.72	$ 1.50	$ 1.36

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

($ in thousands except per share data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Amount				
Balance, January 1, 1999	72,531,636	$ 15,111	$ 241,155	$ 378,567	$ 17,043	$ 651,876
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	97,994	-	97,994
Net change in unrealized gains on securities available for sale, net of tax	-	-	-	-	(14,679)	(14,679)
Comprehensive income	-	-	-	-	-	83,315
Cash dividends paid ($0.44 per share)	-	-	-	(31,562)	-	(31,562)
Common stock issued in business combination	857,628	179	18,740	-	-	18,919
Common stock issued, long-term incentive plan	17,379	4	(165)	-	-	(161)
Repurchase and retirement of common stock	(2,982,650)	(622)	(66,009)	-	-	(66,631)
Balance, December 31, 1999	70,423,993	14,672	193,721	444,999	2,364	655,756
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	101,737	-	101,737
Net change in unrealized gains on securities available for sale, net of tax	-	-	-	-	7,922	7,922
Net change in accumulated net losses on cash flow hedges, net of tax	-	-	-	-	(472)	(472)
Comprehensive income	-	-	-	-	-	109,187
Cash dividends paid ($0.51 per share)	-	-	-	(34,629)	-	(34,629)
Repurchase and retirement of common stock	(5,668,971)	(1,181)	(99,492)	-	-	(100,673)
Balance, December 31, 2000	64,755,022	13,491	94,229	512,107	9,814	629,641
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	111,281	-	111,281
Net change in unrealized gains on securities available for sale, net of tax	-	-	-	-	7,610	7,610
Net change in accumulated net gains on cash flow hedges, net of tax	-	-	-	-	1,277	1,277
Comprehensive income	-	-	-	-	-	120,168
Cash dividends paid ($0.56 per share)	-	-	-	(36,001)	-	(36,001)
Common stock issued in business combination	2,405,630	501	45,521	-	-	46,022
Common stock issued, long-term incentive plan	620	-	(8)	-	-	(8)
Repurchase and retirement of common stock	(3,455,601)	(719)	(73,659)	-	-	(74,378)
Balance, December 31, 2001	63,705,671	$ 13,273	$ 66,083	$ 587,387	$ 18,701	$ 685,444

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($ in thousands)

	Years Ended December 31,		
	2001	2000	1999
Operating Activities			
Net income	$ 111,281	$ 101,737	$ 97,994
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	13,200	10,401	9,072
Depreciation and amortization	26,864	20,909	21,213
Net amortization (accretion) of securities	785	(2,396)	480
Securities (gains) losses	(2,448)	(9,388)	1,358
Net gains on sales of loans	(9,163)	(2,978)	(2,367)
Deferred income tax provision	3,111	2,469	1,388
Cumulative effect of a change in accounting principle	-	3,820	-
Net decrease (increase) in loans held for sale	135,566	(205,829)	104,318
Proceeds from sales of trading securities	990	130,575	1,048
Purchases of trading securities	-	(990)	-
Net increase in intangible assets	(25,037)	(9,936)	(11,485)
Net increase in other assets	(8,902)	(37,022)	(4,366)
Net (decrease) increase in other liabilities	(5,916)	7,779	(2,119)
Other operating activities, net	2,532	442	(32)
Net cash provided by operating activities	242,863	9,593	216,502
Investing Activities			
Proceeds from calls and maturities of securities held to maturity	216,611	200,389	376,590
Proceeds from calls and maturities of securities available for sale	573,765	149,217	82,029
Proceeds from sales of securities available for sale	14,700	144,726	49,064
Purchases of securities held to maturity	-	(193,095)	(596,480)
Purchases of securities available for sale	(407,796)	(362,571)	(164,504)
Net (increase) decrease in federal funds sold and securities purchased under reverse repurchase agreements	(31,368)	(18,250)	156,020
Net (increase) decrease in loans	(67,359)	69,408	(423,940)
Purchases of premises and equipment	(12,892)	(10,817)	(19,229)
Proceeds from sales of premises and equipment	123	209	579
Proceeds from sales of other real estate	3,676	4,032	2,040
Net cash (paid) received in business combinations	(62,739)	-	6,358
Net cash provided (used) by investing activities	226,721	(16,752)	(531,473)
Financing Activities			
Net increase (decrease) in deposits	7,781	133,622	(21,601)
Net (decrease) increase in federal funds purchased and securities sold under repurchase agreements	(229,657)	(122,407)	58,875
Net (decrease) increase in other short-term borrowings	(332,193)	(100,060)	343,481
Proceeds from long-term FHLB advances	225,000	250,000	-
Cash dividends	(36,001)	(34,629)	(31,562)
Common stock transactions, net	(74,386)	(100,673)	(66,792)
Net cash (used) provided by financing activities	(439,456)	25,853	282,401
Increase (decrease) in cash and cash equivalents	30,128	18,694	(32,570)
Cash and cash equivalents at beginning of year	298,651	279,957	312,527
Cash and cash equivalents at end of year	$ 328,779	$ 298,651	$ 279,957

See notes to consolidated financial statements.

Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements

Business
Trustmark Corporation (Trustmark) is a bank holding company headquartered in Jackson, Mississippi. Trustmark provides a broad array of banking, investment and insurance products and services through over 150 offices in Mississippi and Tennessee.

Basis of Financial Statement Presentation
The consolidated financial statements include the amounts of Trustmark and its wholly-owned bank subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of other real estate owned.

Certain reclassifications have been made to prior periods to conform to the current year presentation.

Accounting Policies

Trading Account Securities
Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity
Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when Trustmark has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.

Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income. Securities classified as available for sale include securities that may be used as part of the asset/liability strategy or that may be sold in response to interest rate movements, liquidity needs, changes in prepayment expectations or for other business purposes.

The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities gains (losses) in noninterest income.

Loans
Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated fair value on an aggregate basis. These loans are primarily first-lien mortgage loans originated by Trustmark's mortgage lenders as well as loans purchased from correspondent mortgage companies. Any declines in estimated fair value below the cost basis of mortgages held for sale are recognized through a valuation allowance and charged to income at the time they are discovered.

A loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought

Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements *(continued)*

current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans classified as nonaccrual, excluding residential mortgages, consumer and other homogeneous loans, meet the criteria to be considered as impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral or the loans' observable market prices. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on identified loan impairments, Trustmark's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 2001, 2000 or 1999.

Intangible Assets

Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to fifteen years. At December 31, 2001 and 2000, net core deposit intangibles totaled $22.2 million and $11.3 million, respectively. Amortization expense related to core deposit intangibles was $2.6 million in 2001, $2.6 million in 2000 and $3.5 million in 1999. The results of straight-line amortization are not materially different from an accelerated method.

Goodwill is the excess cost over the fair value of net assets of acquired businesses and is amortized on a straight-line basis up to twenty years. At December 31, 2001 and 2000, goodwill totaled $41.0 million and $11.9 million, respectively. The related amortization expense totaled $1.3 million in 2001, $899 thousand in 2000 and $674 thousand in 1999. See "Recent Pronouncements" for related discussion.

Mortgage servicing rights are rights to service mortgage loans for others whether the loans were acquired through the purchase or origination of the loans. The cost of mortgage servicing rights is amortized in proportion to and over the period of estimated net servicing income. At December 31, 2001 and 2000, the carrying value of mortgage servicing rights was $53.5 million and $43.2 million, respectively, with estimated fair value of $53.5 million and $56.3 million, respectively. Mortgage servicing rights recognized were $20.5 million during 2001 and $8.4 million during 2000. Amortization expense related to these mortgage servicing rights was $8.2 million in 2001, $5.1 million in 2000 and $6.1 million in 1999.

Measurement of impairment for core deposit intangibles and goodwill is based on those assets' estimated fair values

Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements *(continued)*

and is recognized through a valuation allowance with the resulting charge included in noninterest expense. There were no impairment losses recognized on core deposit intangibles or goodwill during 2001, 2000 or 1999. Mortgage servicing rights are measured for impairment by estimating their fair values utilizing discounted cash flows, stratified based on product types and interest rate bands. At December 31, 2001, a valuation allowance of $2.0 million was netted against mortgage servicing rights on the consolidated balance sheet. The $2.0 million impairment loss was included in noninterest expense as amortization of intangibles. No valuation allowance or impairment loss for mortgage servicing rights has been recognized in any other year presented.

Other Real Estate Owned

Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expenses. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other expense as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Derivative Financial Instruments

Trustmark utilizes various derivative financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. Credit risk represents the maximum potential loss due to possible non-performance by obligors and counter-parties under the terms of contracts. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, prepayment speeds or the prices of debt instruments. On January 1, 2000, Trustmark adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Trustmark uses derivatives in the form of forward contracts, which are designated as cash flow hedges to mitigate interest rate exposures related to mortgage loans held for sale and mortgage loans in process as part of its normal asset/liability management strategies.

Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Unrealized gains or losses on these forward contracts are recorded in accumulated other comprehensive income, net of tax. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income. As all of Trustmark's cash flow hedges are determined to be effective, no gains or losses related to ineffective portions of these hedges have been recognized in the results of operations for the three-year period ended December 31, 2001. The ineffective portions of these hedges are immaterial.

Interest rate caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on all interest rate contracts will increase or decrease as interest rates fluctuate. These derivatives, which are not designated as hedges, are carried at their current fair value, with changes in value recognized currently in earnings as other income. When a particular cap or floor hits its strike price, a cash payment is received and included in other interest income. For these types of instruments, cash requirements and exposure to credit risk are significantly less than the notional value.

Trustmark enters into fixed and variable rate residential mortgage loan commitments with customers, commonly referred to as interest rate lock commitments (rate locks). While the principal amount of the commitments under these rate locks is not recorded on Trustmark's balance sheet, the fair value of these contracts is recorded in the financial statements with changes in fair value recorded in current period earnings as noninterest income. As of December 31, 2001, the nominal value and fair value of these commitments were $50.8 million and $146 thousand, respectively. The market value adjustment related to these commitments was immaterial to Trustmark's financial statements.

Income Taxes

Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on the temporary differences between the financial statement carrying amounts and tax bases of Trustmark's

Notes to Consolidated Financial Statements

Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements *(continued)*

assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation
Trustmark applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Trustmark's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. Trustmark follows the pro forma disclosure provision of SFAS No. 123 as disclosed in Note 11 – Employee Benefit Plans.

Statements of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $55.6 million in 2001, $49.7 million in 2000 and $52.3 million in 1999. Interest paid on deposit liabilities and other borrowings approximated $222.9 million in 2001, $249.6 million in 2000 and $206.0 million in 1999. For the years ended December 31, 2001, 2000 and 1999, noncash transfers from loans to foreclosed properties were $5.2 million, $4.2 million and $2.1 million, respectively. Assets acquired as a result of the Nashoba business combination totaled $163 million, while liabilities assumed totaled $151 million. Assets acquired as a result of the Barret business combination totaled $508 million, while liabilities assumed totaled $422 million. During 2001, $250 million of long-term Federal Home Loan Bank (FHLB) advances were transferred to short-term borrowings.

Per Share Data
Basic earnings per share (EPS) are computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of potential dilutive stock options outstanding during the period. The following table reflects weighted average shares used to calculate basic and diluted EPS for the periods presented:

	Years Ended December 31,		
	2001	2000	1999
Basic shares . . .	64,755,382	67,884,854	71,876,261
Dilutive shares (due to stock options)	121,323	44,105	44,947
Diluted shares	64,876,705	67,928,959	71,921,208

Recent Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Trustmark applied the provisions of this statement to its combination with Nashoba Bancshares, Inc. during the fourth quarter of 2001. For further discussion, see Note 2 – Business Combinations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. Trustmark adopted this statement effective January 1, 2002, without any impairment losses recognized.

In August 2001, the FASB issued SFAS No. 144, "Accounting

Notes to Consolidated Financial Statements

Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements *(continued)*

for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on January 1, 2002.

Note 2 – Business Combinations

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank and at the merger date, Nashoba had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired equaled $17 million of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired equaled $27 million of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

On April 9, 1999, Trustmark acquired the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency located in Jackson, Mississippi, with approximately $9 million in total assets. This transaction was accounted for as a purchase business combination. Trustmark issued approximately 858 thousand shares of common stock in exchange for all of the issued and outstanding common stock of Bottrell. Excess cost over tangible net assets acquired equaled $13 million and has been allocated to goodwill.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is insignificant.

Note 3 – Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2001 and 2000, were $4.8 million and $3.4 million, respectively.

Note 4 – Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2001 and 2000, follows ($ in thousands):

	Securities Available for Sale				Securities Held to Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2001								
U.S. Treasury and other U.S. Government agencies	$ 275,250	$ 7,667	$ (1,680)	$ 281,237	$ -	$ -	$ -	$ -
Obligations of states and political subdivisions	94,271	3,562	(77)	97,756	184,368	5,888	(33)	190,223
Debt securities of foreign governments	-	-	-	-	100	-	-	100
Mortgage-backed securities	616,044	19,156	(18)	635,182	607,584	23,010	-	630,594
Other securities	46,946	468	(94)	47,320	-	-	-	-
Total	$1,032,511	$ 30,853	$ (1,869)	$1,061,495	$ 792,052	$ 28,898	$ (33)	$ 820,917
2000								
U.S. Treasury and other U.S. Government agencies	$ 398,930	$ 4,667	$ (17)	$ 403,580	$ -	$ -	$ -	$ -
Obligations of states and political subdivisions	65,529	2,680	(66)	68,143	229,684	5,313	(325)	234,672
Debt securities of foreign governments	-	-	-	-	100	-	-	100
Mortgage-backed securities	596,884	9,174	(616)	605,442	775,671	12,101	(1,100)	786,672
Other securities	41,642	933	(97)	42,478	-	-	-	-
Total	$1,102,985	$ 17,454	$ (796)	$1,119,643	$1,005,455	$ 17,414	$ (1,425)	$1,021,444

On January 1, 2000, Trustmark adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred held to maturity securities with an amortized cost of $237.5 million and a market value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and a market value of $131.2 million into the trading category. The effect of adopting SFAS No. 133 is shown as a cumulative effect of a change in accounting principle and reduced net income by $2.5 million (net of taxes) during the first quarter of 2000.

In order to offset the effect of adopting SFAS No. 133, Trustmark sold available for sale equity securities which resulted in realized gains in the first quarter of $4.6 million or an after tax gain of $2.9 million. These separate transactions allowed Trustmark to reposition the investment portfolio as well as provide additional liquidity for investment opportunities in a potentially higher yielding market environment while having an insignificant impact on consolidated net income during 2000.

Gross gains and losses as a result of calls and dispositions of securities available for sale were $1.5 million and $28 thousand, respectively, in 2001; $9.4 million and

Notes to Consolidated Financial Statements

Note 4 – Securities Available for Sale and Held to Maturity *(continued)*

$8 thousand, respectively, in 2000; and $40 thousand and $1.4 million, respectively, in 1999.

During 2001, 2000 and 1999, there were no sales of securities held to maturity. Gross gains of $968 thousand, $29 thousand and $2 thousand were realized on calls of these securities during 2001, 2000 and 1999, respectively.

Securities with a carrying value of $1.6 billion and $2.1 billion at December 31, 2001 and 2000, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2001, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 63,515	$ 64,871	$ 16,999	$ 17,171
Due after one year through five years	123,585	130,050	59,028	60,811
Due after five years through ten years	169,539	170,371	52,593	54,500
Due after ten years	59,828	61,021	55,848	57,841
	416,467	426,313	184,468	190,323
Mortgage-backed securities	616,044	635,182	607,584	630,594
Total	$ 1,032,511	$ 1,061,495	$ 792,052	$ 820,917

Note 5 – Loans

At December 31, 2001 and 2000, loans consisted of the following ($ in thousands):

	2001	2000
Real estate loans:		
Construction and land development	$ 401,744	$ 309,532
Secured by 1-4 family residential properties	1,264,645	994,356
Secured by nonfarm, non-residential properties	703,674	602,920
Loans held for sale	120,845	256,411
Other	103,305	86,046
Loans to finance agricultural production	33,509	38,369
Commercial and industrial	788,982	819,948
Consumer	887,273	820,935
Obligations of states and political subdivisions	166,342	164,059
Other loans	54,047	51,357
Loans	4,524,366	4,143,933
Less allowance for loan losses	75,534	65,850
Net loans	$ 4,448,832	$ 4,078,083

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2001, Trustmark's geographic loan distribution was concentrated primarily in its Mississippi and Tennessee markets.

Notes to Consolidated Financial Statements

Note 5 – Loans *(continued)*

Changes in the allowance for loan losses were as follows ($ in thousands):

	2001	2000	1999
Balance at January 1 ..	$ 65,850	$ 65,850	$ 66,150
Provision charged to expense	13,200	10,401	9,072
Loans charged off	(22,698)	(17,398)	(14,986)
Recoveries	7,604	6,997	5,614
Net charge-offs	(15,094)	(10,401)	(9,372)
Allowance applicable to loans of acquired banks	11,578	-	-
Balance at December 31	$ 75,534	$ 65,850	$ 65,850

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2001 and 2000, total loans to these persons were $104.8 million and $102.2 million, respectively. During 2001, $792.4 million of new loan advances were made while repayments were $789.8 million.

At December 31, 2001 and 2000, the carrying amounts of nonaccrual loans were $36.9 million and $16.0 million, respectively. Included in these nonaccrual loans at December 31, 2001 and 2000, are loans that are considered to be impaired, which totaled $28.9 million and $13.0 million, respectively. As a result of direct write-downs, the specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 2001 and 2000 were $22.7 million and $12.2 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2001.

Note 6 – Premises and Equipment

At December 31, 2001 and 2000, premises and equipment are summarized as follows ($ in thousands):

	2001	2000
Land	$ 21,302	$ 14,284
Buildings and leasehold improvements	100,981	90,605
Furniture and equipment	98,381	92,948
	220,664	197,837
Less accumulated depreciation and amortization	123,506	117,145
Premises and equipment	$ 97,158	$ 80,692

Note 7 – Interest-Bearing Deposits

The aggregate amount of time deposits of $100,000 or more at December 31, 2001, was $547.8 million. The maturities of interest-bearing deposits at December 31, 2001, are presented below ($ in thousands):

2002	$ 1,437,231
2003	245,402
2004	120,976
2005	44,182
Thereafter	33,942
Total time deposits.	1,881,733
Interest-bearing deposits with no stated maturity	1,564,195
Total interest-bearing deposits	$ 3,445,928

Note 8 – Securities Sold Under Repurchase Agreements

At December 31, 2001 and 2000, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):

	2001	2000
Demand	$ 481,258	$ 446,116
In one day	235,545	219,162
Term up to 30 days	26,576	44,906
Term of 30 to 90 days	10,323	26,566
Term of 90 days and over	48,023	83,001
Total	$ 801,725	$ 819,751

The weighted average interest rates for these repurchase agreements were 1.64% and 5.46% at December 31, 2001 and 2000, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $874 million at December 31, 2001, and $888 million at December 31, 2000, collateralize the repurchase agreements. The fair value of this collateral approximated $897 million at December 31, 2001, and $896 million at December 31, 2000.

Note 9 – Short-Term Borrowings and Long-Term Federal Home Loan Bank Advances

Short-Term Borrowings

Trustmark's short-term borrowings at December 31, 2001 and 2000, are presented below ($ in thousands):

	2001	2000
Term federal funds purchased	$ 130,000	$ 325,000
Federal Home Loan Bank advances	357,911	250,000
Treasury tax and loan note option account	49,999	38,708
Other	20,777	19,256
Total	$ 558,687	$ 632,964

At December 31, 2001, term federal funds purchased have been classified as short-term borrowings because they have maturities greater than one day.

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's 1-4 family mortgage loans. These advances mature from January to October 2002 and have floating rates ranging from 2.01% to 2.32%, which are reset quarterly based on the three-month LIBOR.

The treasury tax and loan note option account, which is collateralized by a pledge of U.S. Treasury, U.S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest-bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

Long-Term Federal Home Loan Bank Advances

Trustmark has received noncallable advances totaling $225 million at December 31, 2001, and $250 million at December 31, 2000, which are collateralized by a blanket lien on Trustmark's 1-4 family mortgage loans. Advances totaling $50 million mature in 2004, $100 million in 2005 and $75 million in 2006 and have fixed rates ranging from 4.00% to 5.75%. At December 31, 2001, Trustmark had $566.7 million available in unused FHLB advances.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):

	2001	2000	1999
Current			
Federal	$ 49,992	$ 46,651	$ 44,463
State	7,043	5,004	5,385
Deferred			
Federal	2,782	2,150	1,318
State	329	319	70
Income tax provision	$ 60,146	$ 54,124	$ 51,236

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2001	2000	1999
Income tax computed at statutory tax rate	$ 59,999	$ 55,414	$ 52,231
Tax exempt interest	(6,384)	(5,548)	(4,810)
Nondeductible interest expense	703	856	632
State income taxes, net	7,372	5,323	5,455
Other	(1,544)	(1,921)	(2,272)
Income tax provision	$ 60,146	$ 54,124	$ 51,236

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax assets at December 31, 2001 and 2000, which are included in other assets ($ in thousands):

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 28,865	$ 25,047
Deferred compensation	6,572	5,781
Core deposit intangibles	1,146	1,615
Other	3,442	3,180
Total gross deferred tax asset	40,025	35,623
Deferred tax liabilities		
Unrealized security gains and secondary marketing gains	11,441	6,372
Pension plan	882	797
Discount accretion on securities	978	1,306
Accelerated depreciation and amortization	2,823	1,382
Capitalized mortgage servicing rights	3,300	1,728
Other	7,719	2,103
Total gross deferred tax liability	27,143	13,688
Net deferred tax asset	$ 12,882	$ 21,935

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Notes to Consolidated Financial Statements

Note 11 – Employee Benefit Plans

Pension Plan
Trustmark maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes. The following tables present information regarding the benefit obligation, plan assets, funded status of the plan and net periodic pension costs ($ in thousands):

	December 31,	
	2001	2000
Change in benefit obligation		
Benefit obligation, beginning of year	$ 54,822	$ 48,664
Service cost	3,042	3,028
Interest cost	4,194	3,709
Actuarial loss	4,836	1,541
Benefit payments	(2,196)	(2,120)
Prior service cost	(497)	-
Benefit obligation, end of year	64,201	54,822
Change in plan assets		
Fair value of plan assets, beginning of year	62,185	61,458
Actual return on plan assets	(2,874)	2,847
Employer contributions	1,636	-
Benefit payments	(2,196)	(2,120)
Fair value of plan assets, end of year	58,751	62,185
Funded status of plan assets		
Plan assets (less than) in excess of projected benefit obligation	(5,450)	7,363
Remaining unrecognized transition asset	(213)	(577)
Unrecognized prior service cost	548	1,307
Unrecognized net loss (gain)	7,421	(6,010)
Prepaid pension assets recorded in balance sheets	$ 2,306	$ 2,083

	Years Ended December 31,		
	2001	2000	1999
Net periodic pension cost			
Service cost – benefits earned during the period	$ 3,042	$ 3,028	$ 3,383
Interest cost on projected benefit obligation	4,194	3,709	3,456
Expected return on plan assets	(5,721)	(5,459)	(5,293)
Amortization of prior service cost	262	262	262
Amortization of net obligation at transition	(364)	(363)	(364)
Recognized net actuarial gain	-	(436)	(124)
Net periodic benefit cost	$ 1,413	$ 741	$ 1,320

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% in 2001 and 7.75% in 2000 and 1999. The rate of increase in future compensation was 4.0% for all years presented. The expected long-term rate of return on plan assets was 9.0% for all years presented.

Notes to Consolidated Financial Statements

Note 11 – Employee Benefit Plans *(continued)*

Trustmark does not provide any significant post-retirement or post-employment benefits to its employees other than pension benefits.

Defined Contribution Plans

Trustmark provides its employees with a self-directed 401(k) retirement plan which allows employees to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. During 2001, 2000 and 1999, annual employer contributions of $2.7 million were made to this plan. These contributions exceeded the minimum 3% safe harbor contribution elected by the Board of Directors in each year.

Deferred Compensation Plan

Trustmark provides a deferred compensation plan covering its directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of

their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $1.6 million in 2001 and $1.0 million in 1999. As a result of death benefits received in 2000, a net gain in the amount of $137 thousand was realized.

Long-Term Incentive Plan

Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2001, 2000 and 1999:

	2001		2000		1999	
	Shares	Average Option Price	Shares	Average Option Price	Shares	Average Option Price
Outstanding, beginning of year	880,500	$ 19.70	556,250	$ 20.78	380,500	$ 18.32
Granted	371,100	21.68	339,250	18.06	259,500	22.78
Exercised	(11,500)	21.67	-	-	(56,000)	12.44
Forfeited	(8,000)	20.68	(15,000)	22.37	(27,750)	22.61
Outstanding, end of year	1,232,100	20.27	880,500	19.70	556,250	20.78
Exercisable, end of year	423,101	19.32	228,739	19.18	101,426	17.40

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding December 31, 2001	Weighted Average Remaining Years To Expiration	Weighted Average Exercise Price	Exercisable December 31, 2001	Weighted Average Exercise Price
$11.39 – $13.67	116,000	5.4	$ 13.53	116,000	$ 13.53
$15.95 – $18.23	332,250	8.4	18.06	77,033	18.06
$20.50 – $22.78	783,850	8.1	22.21	230,068	22.67
	1,232,100	7.9	20.27	423,101	19.32

Notes to Consolidated Financial Statements

Note 11 – Employee Benefit Plans *(continued)*

The following table reflects pro forma net income and earnings per share had Trustmark elected to adopt the fair value approach of SFAS No. 123:

	2001	2000	1999
Net income ($ in thousands):			
As reported	$111,281	$101,737	$ 97,994
Pro forma	109,966	100,748	97,358
Basic and diluted earnings per share:			
As reported	$ 1.72	$ 1.50	$ 1.36
Pro forma	1.70	1.48	1.35

The weighted average fair values of options at their grant date during 2001, 2000 and 1999 were $4.25, $7.66 and $10.88, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the model for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free investment rate	3.70%	6.15%	4.58%
Expected volatility	19.12%	16.14%	25.64%
Expected life (in years)	7.90	8.30	10.00

Note 12 – Commitments and Contingencies

Lending Related
Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral, which are followed in the lending process, are used when issuing letters of credit.

Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. The following table shows the contractual or notional amounts for lending related financial instruments whose contractual amounts represent credit risk at December 31 ($ in thousands):

	Contract or Notional Amount	
	2001	2000
Loan commitments	$ 904,429	$ 844,212
Standby and commercial letters of credit written	$ 38,864	$ 35,537

Lease Commitments
Trustmark currently has lease commitments for banking premises and equipment which expire from 2002 to 2014. These commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $3.6 million in 2001, $3.7 million in 2000 and $3.8 million in 1999.

At December 31, 2001, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

2002	$ 1,324
2003	987
2004	770
2005	309
2006	258
Thereafter	621
	$ 4,269

Note 12 – Commitments and Contingencies *(continued)*

Legal Proceedings

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations.

Note 13 – Shareholders' Equity

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and TNB.

Management believes, as of December 31, 2001, that Trustmark and TNB meet all capital adequacy requirements to which they are subject. At December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 655,486	14.40%	$ 364,071	8.00%	-	-
Trustmark National Bank	640,345	14.39%	355,983	8.00%	$ 444,979	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 598,202	13.14%	$ 182,035	4.00%	-	-
Trustmark National Bank	584,541	13.14%	177,991	4.00%	$ 266,987	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 598,202	8.74%	$ 205,398	3.00%	-	-
Trustmark National Bank	584,541	8.73%	200,939	3.00%	$ 334,898	5.00%
At December 31, 2000:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 650,264	15.31%	$ 339,857	8.00%	-	-
Trustmark National Bank	646,414	15.22%	339,736	8.00%	$ 424,669	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 596,628	14.05%	$ 169,929	4.00%	-	-
Trustmark National Bank	593,173	13.97%	169,868	4.00%	$ 254,802	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 596,628	8.79%	$ 203,534	3.00%	-	-
Trustmark National Bank	593,173	8.75%	203,489	3.00%	$ 339,149	5.00%

Notes to Consolidated Financial Statements

Note 13 – Shareholders' Equity *(continued)*

Common Stock Repurchase Program

During 2001, the Board of Directors of Trustmark authorized the repurchase of up to an additional 5.0%, or approximately 3.2 million shares, of Trustmark's common stock. Collectively, the capital management plans adopted by Trustmark have authorized the repurchase of up to 15.4 million shares of Trustmark's common stock since the initial implementation in 1998. Pursuant to those plans, Trustmark has repurchased a total of approximately 12.3 million shares totaling $247.0 million, including 3.5 million shares in 2001 totaling $74.3 million.

Dividends

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. During the fourth quarter of 2001, TNB applied for and received approval from its regulators to pay an additional $83.0 million in dividends during 2002. Based on this approval, TNB will have available in 2002 approximately $16.5 million plus its net income for that year to pay as dividends.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statement of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in unrealized holding gains and losses on securities available for sale and cash flow hedges.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in unrealized holding gains and losses on securities available for sale and cash flow hedges for the years ended December 31, 2001, 2000 and 1999 ($ in thousands):

Accumulated other comprehensive income:	Before-Tax Amount	Tax Effect	Accumulated Other Comprehensive Income
Balance, January 1, 1999			$ 17,043
Unrealized losses on securities available for sale	$ (25,130)	$ 9,612	(15,518)
Less adjustment for net losses included in net income	1,358	(519)	839
Balance, December 31, 1999	$ (23,772)	$ 9,093	2,364
Unrealized gains on securities available for sale	$ 22,217	$ (8,498)	13,719
Unrealized losses on cash flow hedges	(764)	292	(472)
Less adjustment for net gains included in net income	(9,388)	3,591	(5,797)
Balance, December 31, 2000	$ 12,065	$ (4,615)	9,814
Unrealized gains on securities available for sale	$ 14,772	$ (5,650)	9,122
Unrealized gains on cash flow hedges	2,068	(791)	1,277
Less adjustment for net gains included in net income	(2,448)	936	(1,512)
Balance, December 31, 2001	$ 14,392	$ (5,505)	$ 18,701

Notes to Consolidated Financial Statements

Note 14 – Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2001 and 2000, are as follows ($ in thousands):

| | 2001 | | 2000 | |
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Cash and short-term investments	$ 466,300	$ 466,300	$ 346,500	$ 346,500
Trading account securities	-	-	990	990
Securities available for sale	1,061,495	1,061,495	1,119,643	1,119,643
Securities held to maturity	792,052	820,917	1,005,455	1,021,444
Net loans	4,448,832	4,515,204	4,078,083	4,055,647
Financial Liabilities:				
Deposits	4,613,365	4,639,695	4,058,418	4,066,850
Short-term liabilities	1,596,193	1,596,193	1,887,977	1,887,977
Long-term FHLB advances	225,000	276,852	250,000	250,000

The methodology and significant assumptions used in estimating the fair values presented above are as follows:

In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

Cash and Short-Term Investments
The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to their immediate and shorter-term maturities.

Securities
Estimated fair values for trading account securities, securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans
The fair values of loans are estimated for portfolios of loans with similar financial characteristics. For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as 1-4 family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits
The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand which is the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Liabilities
The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other borrowings approximate their fair values.

Note 14 – Fair Values of Financial Instruments *(continued)*

Long-Term FHLB Advances

Fair values for long-term FHLB advances are based on the discounted value of contractual cash flows. At December 31, 2000, carrying value approximated fair value.

Off-Balance Sheet Instruments

The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

Note 15 – Derivative Financial Instruments

During 2000, Trustmark implemented a strategy using caps and floors to reduce the risk associated with the effects of excess interest rate cycles. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. The following table summarizes Trustmark's position in these options at December 31, 2001 ($ in thousands):

Option Contract	Notional Value	Carrying/ Fair Value	Strike Rate	Final Maturity
Floor	$ 100,000	$ 4,240	3 mo LIBOR 5%	2005
Caps	$ 200,000	$ 5,038	3 mo LIBOR 6%	2006

During 2001, Trustmark received payments of $982 thousand on the interest rate floor, which has reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2000.

Forwards are contracts for the delayed delivery of securities or money market instruments in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. The credit risk inherent in forward contracts arises from the potential inability of counterparties to meet the terms of their contracts, therefore, the contractual or notional amounts of these contracts do not represent Trustmark's actual exposure to credit loss. Trustmark's obligations under forward contracts totaled $157 million as of December 31, 2001, with a carrying value of $0 and a fair value of $1.4 million.

Note 16 – Managed Loans

During 2001, Trustmark sold $1.226 billion of residential mortgage loans in securitization transactions and recognized pretax gains of $8.1 million, which were recorded in noninterest income. Trustmark recognized $20.5 million in mortgage servicing rights through these securitizations. Trustmark receives annual servicing fee income approximating 0.35% of the outstanding balance of the underlying loans.

Mortgage servicing rights are discussed further in Note 1 – Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements, "Intangible Assets." The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

Note 16 – Managed Loans *(continued)*

The key economic assumptions used in valuing the mortgage servicing rights at the dates of securitization during 2001 were as follows:

Discount Rate: 7.0 - 10.0%
Prepayment Rate: 7.0 - 25.0% CPR
Weighted Average Life (in years): 4 - 8

At December 31, 2001, the sensitivity of the current value of mortgage servicing rights to immediate 10% and 20% adverse changes in key assumptions are as follows ($ in thousands):

	Impact on Fair Value (Adverse Change)	
	10%	20%
Fair Value: $53,500		
Weighted Average Life (in years): 7		
Discount Rate: 7.0 – 9.6%	$ (1,365)	$ (2,663)
Prepayment Rate:		
7.0 – 20.4% CPR	(2,984)	(5,701)

These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, in reality, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

Note 17 – Segment Information

Trustmark has three reportable segments: Retail Banking Group, Commercial Banking Group and Investment Services. The Retail Banking Group delivers a full range of investment products and services to individuals and small businesses through Trustmark's extensive branch network. The Commercial Banking Group provides various financial products and services to corporate and middle market clients. Included among these products and services are specialized services for commercial and residential real estate development lending, indirect automobile financing and other specialized lending services. Investment Services includes trust and fiduciary services, discount brokerage services, insurance services, as well as credit card and mortgage services. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. The Operational/Support Group consists of asset/liability management activities that include the investment portfolio and the related gains (losses) on sales of securities. The Operational/Support Group also includes expenses such as corporate overhead and amortization of intangible assets.

Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. Trustmark uses matched maturity transfer pricing to assign cost of funding to assets and earnings credits to liabilities with a corresponding offset to the Operational/Support Group. Trustmark allocates noninterest expense based on various activity-based costing statistics. Excluding internal funding, Trustmark does not have intercompany revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in the Operational/Support Group.

Note 17 – Segment Information *(continued)*

The following table discloses financial information by segment for the years ended December 31, 2001, 2000 and 1999 ($ in thousands):

2001	Retail Banking	Commercial Banking	Investment Services	Operational/ Support	Total
Net interest income from					
external customers	$ 24,861	$ 124,469	$ 51,711	$ 67,537	$ 268,578
Internal funding	119,992	(79,946)	(16,012)	(24,034)	-
Net interest income	144,853	44,523	35,699	43,503	268,578
Provision for loan losses	6,912	3,814	2,109	365	13,200
Net interest income after provision					
for loan losses	137,941	40,709	33,590	43,138	255,378
Noninterest income	54,211	510	66,183	11,086	131,990
Noninterest expense	126,440	15,606	59,740	14,155	215,941
Income before income taxes	65,712	25,613	40,033	40,069	171,427
Income taxes	22,731	8,844	14,105	14,466	60,146
Segment net income	$ 42,981	$ 16,769	$ 25,928	$ 25,603	$ 111,281
Selected Financial Information					
Average assets	$ 2,271,258	$ 1,591,874	$ 883,977	$ 2,240,751	$ 6,987,860
Depreciation and amortization	$ 4,856	$ 209	$ 10,940	$ 10,859	$ 26,864
2000					
Net interest income from					
external customers	$ 27,610	$ 128,890	$ 48,038	$ 29,025	$ 233,563
Internal funding	95,034	(92,189)	(20,919)	18,074	-
Net interest income	122,644	36,701	27,119	47,099	233,563
Provision for loan losses	6,620	2,071	1,710	-	10,401
Net interest income after provision					
for loan losses	116,024	34,630	25,409	47,099	223,162
Noninterest income	50,637	594	58,475	14,834	124,540
Noninterest expense	110,969	15,824	48,498	14,086	189,377
Income before income taxes and cumulative effect of a change in accounting principle	55,692	19,400	35,386	47,847	158,325
Income taxes	19,219	6,699	12,395	15,811	54,124
Income before cumulative effect of a change in accounting principle	36,473	12,701	22,991	32,036	104,201
Cumulative effect of a change in accounting principle (net of tax)	-	-	-	(2,464)	(2,464)
Segment net income	$ 36,473	$ 12,701	$ 22,991	$ 29,572	$ 101,737
Selected Financial Information					
Average assets	$ 2,132,184	$ 1,509,260	$ 870,981	$ 2,268,604	$ 6,781,029
Depreciation and amortization	$ 4,190	$ 205	$ 5,789	$ 10,725	$ 20,909

Notes to Consolidated Financial Statements

Note 17 – Segment Information *(continued)*

1999	Retail Banking	Commercial Banking	Investment Services	Operational/ Support	Total
Net interest income from external customers	$ 34,069	$ 107,536	$ 16,067	$ 85,758	$ 243,430
Internal funding	93,371	(71,239)	14,206	(36,338)	-
Net interest income	127,440	36,297	30,273	49,420	243,430
Provision for loan losses	5,894	1,383	1,795	-	9,072
Net interest income after provision for loan losses	121,546	34,914	28,478	49,420	234,358
Noninterest income	45,182	566	52,319	3,876	101,943
Noninterest expense	113,045	14,567	45,465	13,994	187,071
Income before income taxes	53,683	20,913	35,332	39,302	149,230
Income taxes	18,528	7,215	12,485	13,008	51,236
Segment net income	$ 35,155	$ 13,698	$ 22,847	$ 26,294	$ 97,994
Selected Financial Information					
Average assets	$ 2,116,222	$ 1,325,159	$ 815,282	$ 2,321,688	$ 6,578,351
Depreciation and amortization	$ 3,797	$ 215	$ 6,744	$ 10,457	$ 21,213

Note 18 – Trustmark Corporation (Parent Company Only) Financial Information ($ in thousands):

Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Investment in banks	$ 681,326	$ 626,093
Other assets	4,482	3,555
Total Assets	$ 685,808	$ 629,648
Liabilities and Shareholders' Equity		
Accrued expense	$ 364	$ 7
Shareholders' equity	685,444	629,641
Total Liabilities and Shareholders' Equity	$ 685,808	$ 629,648

Note 18 – Trustmark Corporation (Parent Company Only) Financial Information ($ in thousands): *(continued)*

Statements of Income

	Years Ended December 31,		
	2001	2000	1999
Revenue			
Dividends received from banks	$ 187,570	$ 123,380	$ 96,707
Earnings of subsidiaries (under) over distributions	(77,202)	(27,318)	822
Other income	1,418	9,018	695
Total Revenue	111,786	105,080	98,224
Expense	505	3,343	230
Net Income	$ 111,281	$ 101,737	$ 97,994

Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Operating Activities			
Net income	$ 111,281	$ 101,737	$ 97,994
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in investment in subsidiaries	77,202	27,318	(822)
Other	24	(98)	(164)
Net cash provided by operating activities	188,507	128,957	97,008
Investing Activities			
Net cash paid in business combinations	(78,026)	-	-
Proceeds from sales of securities available for sale	1,546	4,933	50
Net cash (used) provided by investing activities	(76,480)	4,933	50
Financing Activities			
Cash dividends	(36,001)	(34,629)	(31,562)
Common stock transactions, net	(74,386)	(100,673)	(66,792)
Net cash used by financing activities	(110,387)	(135,302)	(98,354)
Increase (decrease) in cash and cash equivalents	1,640	(1,412)	(1,296)
Cash and cash equivalents at beginning of year	2,245	3,657	4,953
Cash and cash equivalents at end of year	$ 3,885	$ 2,245	$ 3,657

Trustmark (parent company only) paid income taxes of approximately $55.6 million in 2001, $49.7 million in 2000 and $52.3 million in 1999. No interest was paid during 2001, 2000 and 1999.

Selected Financial Data

(unaudited)
($ in thousands except per share data)

Years Ended December 31,	2001	2000	1999	1998	1997
Consolidated Statements of Income					
Total interest income	$ 477,820	$ 488,759	$ 448,509	$ 420,100	$ 376,892
Total interest expense	209,242	255,196	205,079	191,900	172,887
Net interest income	268,578	233,563	243,430	228,200	204,005
Provision for loan losses	13,200	10,401	9,072	7,771	4,682
Noninterest income	131,990	124,540	101,943	86,990	73,424
Noninterest expense	215,941	189,377	187,071	178,321	165,784
Income before income taxes and cumulative effect of a change in accounting principle	171,427	158,325	149,230	129,098	106,963
Income taxes	60,146	54,124	51,236	45,784	35,899
Income before cumulative effect of a change in accounting principle	111,281	104,201	97,994	83,314	71,064
Cumulative effect of a change in accounting principle (net of tax)	-	(2,464)	-	-	-
Net income	$ 111,281	$ 101,737	$ 97,994	$ 83,314	$ 71,064
Per Share Data					
Earnings per share before cumulative change					
Basic and Diluted	$ 1.72	$ 1.53	$ 1.36	$ 1.14	$ 0.98
Cumulative effect of a change in accounting principle	-	(0.03)	-	-	-
Net earnings per share					
Basic and Diluted	$ 1.72	$ 1.50	$ 1.36	$ 1.14	$ 0.98
Cash dividends per share	$ 0.56	$ 0.51	$ 0.44	$ 0.35	$ 0.29

December 31,	2001	2000	1999	1998	1997
Consolidated Balance Sheets					
Total assets	$ 7,180,339	$ 6,886,988	$ 6,743,404	$ 6,355,190	$ 5,545,158
Securities	1,853,547	2,125,098	2,174,201	1,946,509	2,007,399
Loans	4,524,366	4,143,933	4,014,935	3,702,318	2,983,655
Deposits	4,613,365	4,058,418	3,924,796	3,946,397	3,818,949

Summary of Quarterly Results of Operations

(unaudited)
($ in thousands except per share data)

2001	1st	2nd	3rd	4th
Interest income	$ 121,819	$ 124,469	$ 119,813	$ 111,719
Net interest income	58,444	66,371	70,483	73,280
Provision for loan losses	2,400	2,400	3,800	4,600
Income before income taxes	39,888	41,916	44,342	45,281
Net income	25,884	27,279	28,709	29,409
Earnings per share				
Basic and Diluted	0.40	0.41	0.45	0.46

2000	1st	2nd	3rd	4th
Interest income	$ 118,046	$ 121,243	$ 124,413	$ 125,057
Net interest income	59,911	59,750	57,317	56,585
Provision for loan losses	2,118	3,198	2,195	2,890
Income before income taxes and cumulative effect of a change in accounting principle	42,418	41,630	38,166	36,111
Net income	25,676	27,006	25,155	23,900
Earnings per share before cumulative effect of a change in accounting principle				
Basic and Diluted	0.40	0.39	0.37	0.37

Principal Markets and Prices of Trustmark's Stock

(unaudited)

	Dividends Per Share	Stock Prices High	Stock Prices Low
2001			
4th Quarter	$ 0.150	$ 24.820	$ 21.260
3rd Quarter	0.135	24.750	20.450
2nd Quarter	0.135	23.770	20.320
1st Quarter	0.135	22.625	19.375
2000			
4th Quarter	$ 0.135	$ 21.125	$ 17.375
3rd Quarter	0.125	20.375	17.500
2nd Quarter	0.125	22.250	17.125
1st Quarter	0.125	21.625	15.250

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

The following provides a narrative discussion and analysis of significant changes in Trustmark Corporation's (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

The Private Securities Litigation Reform Act evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by Management. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements with respect to the adequacy of the allowance for loan losses; the effect of legal proceedings on Trustmark's financial condition, results of operations and liquidity; and market risk disclosures. Although Management of Trustmark believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

Financial Highlights

Trustmark's net income for the year ended December 31, 2001, totaled $111.3 million compared with $101.7 million for 2000 and $98.0 million for 1999. Basic and diluted earnings per share were $1.72 for 2001, an increase of 14.7% when compared with $1.50 for 2000. Basic and diluted earnings per share for 1999 were $1.36. Trustmark achieved a return on average assets of 1.59%, a return on average equity of 16.98% and an efficiency ratio of 53.63% for the year ended December 31, 2001. These compared with 2000 ratios of 1.50% for return on average assets, 15.68% for return on average equity and 52.74% for the efficiency ratio, while in 1999, the return on average assets was 1.49%, the return on average equity was 14.93% and the efficiency ratio was 52.82%.

Business Combinations

During 2001, Trustmark completed its first two interstate business combinations, with Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, and with Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, both in the greater Memphis, Tennessee area. On April 6, Trustmark acquired Barret, the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee, which collectively had 13 offices and $508 million in total assets. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock as well as $51 million in cash. On December 14, Trustmark completed its acquisition of Nashoba, paying Nashoba's shareholders $28 million in cash. Nashoba was the holding company for Nashoba Bank and at the merger date had three offices and $163 million in total assets. Both business combinations were accounted for under the purchase method of accounting and their results of operations, which are not material, have been included in the financial statements from the merger dates.

In April 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc., an independent insurance agency located in Jackson, Mississippi, with $9 million in total assets. This transaction has been accounted for as a purchase business combination. The results of operations, which are not material, have been included in the financial statements from the merger date.

Results of Operations

Net Interest Income
Net interest income is the principal component of Trustmark's income stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively

Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The following table summarizes Trustmark's NIM for the three years ended December 31,

	2001	2000	1999
Yield on interest-earning assets-FTE	7.59%	7.95%	7.55%
Cost to carry interest-earning assets	3.26%	4.08%	3.40%
Net interest margin-FTE . . .	4.33%	3.87%	4.15%

Net interest income for 2001 increased $35.0 million, or 15.0%, when compared with 2000, as a result of interest rate changes and beneficial changes in the composition of the balance sheet. This increase resulted in an overall positive impact to the NIM during 2001 of 46 basis points when compared with 2000. Since the beginning of 2001, the Federal Open Market Committee (the primary monetary policy body of the Federal Reserve System) has lowered its target short-term interest rate 11 times. In response, Trustmark lowered its prime rate by 475 basis points. While earning asset yields have been affected, a greater impact has been felt by the cost of interest-bearing liabilities as a result of Trustmark's negative gap position. In addition, the liquidity provided by maturing investments was utilized to reduce Trustmark's wholesale funding reliance, which carries the highest cost of interest-bearing liabilities. Also, net interest income benefited by the change in mix of interest-bearing liabilities as lower cost interest-bearing deposits grew and decreased the reliance on wholesale funding sources. Trustmark's use of interest rate caps and floors, which began during the second half of 2000, was particularly effective during 2001 as the floor reached its strike price and provided $982 thousand additional interest income during a volatile interest rate environment. Trustmark will continue to utilize the interest rate caps and floors to limit the overall risk exposure present during significant movements in interest rates and reduce the impact on net interest income.

Average interest-earning assets for 2001 were $6.424 billion, compared with $6.258 billion in 2000, an increase of $166.4 million, or 2.7%. Growth was centered in average loans, which increased $222.6 million, or 5.5% when compared with 2000. Average securities for 2001 decreased $41.0 million, or 1.9%. The yield on average earning assets dropped from 7.95% in 2000 to 7.59% in 2001, a decrease of 36 basis points. The combination of growth in the earning asset base and declining yields resulted in a decrease in interest income during 2001 of $10.9 million, or 2.2%, when compared with 2000.

Average interest-bearing liabilities for 2001 totaled $5.294 billion compared with $5.190 billion for 2000, an increase of $103.9 million, or 2.0%. Average interest-bearing deposits for 2001 increased $281.5 million, or 9.2%, offset by a decrease in fed funds purchased, repurchase agreements, short-term borrowings and long-term FHLB advances of $177.6 million, or 8.29%, when compared with 2000. The average rate on interest-bearing liabilities for 2001 was 3.95%, a decrease of 97 basis points when compared with 2000. As a result of these factors, interest expense for 2001 decreased $46.0 million, or 18.0%, when compared with 2000.

For the year ended December 31, 2000, net interest income decreased $9.9 million, or 4.1%, when compared to 1999. Average yields and rates on assets and liabilities increased during 2000 as rates rose consistently over the first half of the year before leveling. Trustmark funds its balance sheet with a mix of retail core deposits and wholesale funding. During 2000, the average cost of funds increased 80 basis points due to higher rates on most funding sources compared with a 40 basis point increase in the yield on interest-earning assets. In addition to a higher average rate environment for funding in 2000, Trustmark's net interest margin also was impacted by a less favorable mix in core deposit funding. Average certificates of deposit grew by 12.0% compared with a 7.3% decrease in NOW, MMDA and savings deposits.

Trustmark's ongoing capital management plan also affects net interest income and utilizes available funds to repurchase common stock instead of funding earning assets. During

2001, Trustmark continued to be heavily involved in this program as demonstrated by the repurchase of $74.3 million in common stock. The opportunity cost to use funds for this program was approximately $7.0 million in 2001 and $7.6 million in 2000, thus having little impact on the change in net interest income between 2001 and 2000, while accounting for the majority of the decrease in net interest income for 2000. Since the program's inception in 1998, Trustmark has repurchased 12.3 million shares valued at $247.0 million.

Provision for Loan Losses

Trustmark's provision for loan losses totaled $13.2 million in 2001, $10.4 million in 2000 and $9.1 million in 1999. The provision to average loans was 0.31% for 2001 compared with 0.25% for 2000 and 0.24% for 1999. Trustmark's ratio of the provision for loan losses to average loans compares favorably with its peer banks. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb inherent charge-offs in the loan portfolio. The amount of provision for each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors.

Noninterest Income

Noninterest income consists of revenues generated from a broad range of banking, insurance and investment products and services. In 2001, noninterest income, excluding securities gains/losses, totaled $129.5 million, increasing $14.3 million, or 12.5%, from 2000. Excluding business combinations, this increase would have been $12.1 million, or 10.5%. In 2000 and 1999, noninterest income, excluding securities gains/losses, totaled $115.2 million and $103.3 million, respectively.

Service charges for deposit products and services continue to be the single largest component of noninterest income and increased 11.7% in 2001 after an increase of 10.4% in 2000. Without the effect of business combinations during 2001, this increase would have been 6.9%. A change in pricing for certain deposit services combined with overall growth in fee-based deposit accounts and transaction volumes accounted for the increases during 2001 and 2000.

In 2001, income from other account charges, fees and commissions was $36.8 million, a decrease of $484 thousand when compared with 2000. Trustmark's insurance commissions, including annuity income, grew 15.9% during 2001 from expanded product lines and distribution channels for commercial and retail insurance services. Bank card fees increased 9.9% in 2001, due to increased usage propelled by intensified sales efforts of the business debit card along with general increases in debit and credit card usage by individuals. These increases were offset by declines in products with market-driven fees, such as brokerage and cash management activities. When compared with 1999, growth for 2000 was $5.0 million. In addition to growth in retail insurance commissions, other increases in 2000 were the results of Management's efforts to increase income from bank cards along with cash management and corporate sweep products.

During 2001, mortgage servicing fees increased by $2.1 million, or 14.5%, continuing the upward trend seen in 2000 and 1999. Reductions in interest rates have resulted in an increase in mortgages originated, refinanced and purchased, leading to growth in mortgages serviced in 2001. Trustmark serviced $4.2 billion in mortgage loans at December 31, 2001, compared with $3.9 billion at December 31, 2000.

Trust service income declined in 2001 by $1.3 million, or 8.6%, compared with growth of 5.0% during both 2000 and 1999. Current market conditions have contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees during 2001. The introduction of new specialized services and additional investment alternatives for trust customers contributed to the increase in 2000 in spite of the overall decline in the financial markets. At December 31, 2001, Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $7.1 billion.

Gains on sales of loans were $9.2 million in 2001, $3.0 million in 2000 and $2.4 million in 1999. Of the growth during 2001, $3.9 million is attributable to the sale of $192 million in mortgage loans with significant prepayment risk. An additional gain of $1.2 million was recognized from the sale of $37 million in high-yielding delinquent loans from Trustmark's servicing portfolio. This allowed Trustmark to recognize the excess value in these loans created by the current yield curve while eliminating delinquent loans from the servicing portfolio.

Other income totaled $6.2 million, $3.2 million and $2.1 million in 2001, 2000 and 1999, respectively. The primary component of the increase for 2001 came from $4.7 million in valuation adjustments on Trustmark's interest rate caps and floors. Caps and floors are classified as derivative financial instruments and carried at their current fair value with changes in value recognized currently in earnings as other income. During 2001, Trustmark realized $498 thousand in nontaxable benefits on key man life insurance compared with $1.3 million for 2000. Net losses on sales of premises and equipment totaled $560 thousand during 2001, which was attributable to the disposition of leasehold property. This compares with net gains on sales of premises and equipment during 2000 of $567 thousand, primarily resulting from the sale of a branch building.

During 2001, securities gains totaled $2.4 million compared with securities gains of $9.4 million in 2000 and securities losses of $1.4 million in 1999. Securities gains decreased during 2001 as the volume of sales of securities declined when compared with 2000. During 2000, securities gains of $8.6 million, which were realized from sales of available for sale securities, were used to offset the effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Also in 2000, securities gains of $793 thousand were realized from the sale of U.S. Treasury securities with takeout yields below current funding costs. The proceeds from this sale were used to reduce Trustmark's short-term borrowings. This transaction allowed Trustmark to reposition its balance sheet, which provided liquidity and improvements in the NIM during 2001.

Noninterest Expense

Trustmark's noninterest expense increased $26.6 million, or 14.0%, in 2001 to $215.9 million compared with $189.4 million in 2000 and $187.1 million in 1999. Included in this amount is $6.7 million contributed by the business combinations during 2001. Also included in this amount is $2.0 million related to the establishment of an impairment allowance for mortgage servicing rights. Excluding these items, total noninterest expense increased $17.9 million, or 9.4%, during 2001.

The primary measure of the effectiveness of noninterest expense control is the efficiency ratio, which is calculated by dividing total noninterest expense by tax-equivalent net interest income plus noninterest income. The efficiency ratio measures the percentage of revenues that are absorbed by costs of production. For 2001, 2000 and 1999, Trustmark's efficiency ratio was 53.63%, 52.74% and 52.82%, respectively.

Salaries and employee benefits, the largest category of noninterest expense, were $110.5 million in 2001, $100.3 million in 2000 and $98.7 million in 1999. For 2001, salaries and employee benefits increased $10.2 million or 10.3% over 2000. Excluding business combinations, this increase would have been $6.5 million, or 6.5%. This change represents normal annual merit increases along with additional incentive-based compensation and benefit costs related to medical insurance and the pension plan. The increase during 2000 results from the annualized impact of the Bottrell business combination completed in April 1999, combined with annual merit increases.

During 2001, net occupancy-premises expense increased $1.2 million, or 11.3%, following a 0.8% increase during 2000. Of the increase in 2001, $554 thousand was attributable to business combinations. Additional maintenance on existing premises, higher utility costs and increased leasehold amortization resulting from Management's evaluation of its lease commitments accounted for the remaining increase. Equipment expense had a minor increase of 0.9% during 2001, after increasing 5.5% in 2000, and 10.6% in 1999. The increases in equipment expense for

2000 and 1999 reflect the cost of improving technology to enhance customer service and improve operating efficiency.

Services and fees for 2001 totaled $30.1 million compared to $26.2 million for 2000 and $26.0 million for 1999. The 2001 increase would have been $3.0 million, or 11.6%, without the business combinations. Increased advertising costs related to Trustmark's new brand position, additional professional and consulting fees related to on-going human resource and revenue enhancement projects and higher costs for software-related expense contributed to the increase experienced during 2001. During 2000, the increase of $200 thousand resulted from growth in professional fees and software related expense, which offset reductions in advertising expense.

Amortization expense associated with intangible assets, which includes mortgage servicing rights, core deposit intangibles and goodwill, totaled $14.1 million in 2001, $8.6 million in 2000 and $10.2 million in 1999. The $5.5 million increase during 2001, which includes the establishment of a $2.0 million impairment allowance, can be attributed to the increased amortization of mortgage servicing rights resulting from higher prepayments in the servicing portfolio during a significantly lower interest rate environment. During 2000, amortization expense declined $1.6 million due to the final amortization of core deposit intangibles associated with a 1990 business combination and a decrease in the amortization of mortgage servicing rights. Offsetting this increase was the full year amortization of the April 1999 Bottrell purchase business combination.

Loan expense was $11.2 million in 2001, $8.6 million in 2000 and $8.9 million in 1999. Much of the $2.6 million increase in 2001 was attributable to additional expense related to the mortgage servicing portfolio. This expense was impacted during 2001 by both the growth in the amount of mortgages serviced as well as the increased payoffs resulting from a lower interest rate environment.

Other expense totaled $22.7 million in 2001 compared with $19.8 million for 2000 and $18.3 million for 1999. Eliminating the business combinations completed during 2001, other expense grew by $2.1 million. During 2000, litigation settlements of $1.6 million were the primary source of the increase in other expense. These claims have reached final resolution and pose no future threat to results of operations.

Shareholders' Equity

Trustmark's shareholders' equity at December 31, 2001 was $685.4 million, up $55.8 million, or 8.9%, from December 31, 2000. The increase in shareholders' equity in 2001 resulted from increased net income and the issuance of common stock in business combinations, reduced by common shares repurchased and dividends paid. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since the implementation of these plans in 1998, Trustmark's return on average equity has increased to 16.98% in 2001 from 13.53% in 1998, while earnings per share have risen from $1.14 in 1998 to $1.72 in 2001, an increase of 50.9%.

Common Stock Repurchase Program

During 2001, the Board of Directors of Trustmark authorized the repurchase of an additional 5% of common stock, or approximately 3.2 million shares, subject to market conditions and management discretion. At December 31, 2001, 104 thousand shares had been purchased under this authorization. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 15.4 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 12.3 million shares at a cost of $247 million, including 3.5 million shares during 2001 at a cost of $74.3 million. The current remaining authorization is 3.1 million shares.

Dividends

An additional strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio. For 2001, Trustmark increased dividends per share for the eighteenth consecutive year. Trustmark's dividend payout ratio was 32.3% for the year 2001, compared with

Management's Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Capital Table

($ in thousands)

| | December 31, 2001 | | | |
| | Actual Regulatory Capital | | Minimum Regulatory Capital Required | |
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)				
Trustmark Corporation	$ 655,486	14.40%	$ 364,071	8.00%
Trustmark National Bank	640,354	14.39%	355,983	8.00%
Tier 1 Capital (to Risk Weighted Assets)				
Trustmark Corporation	$ 598,202	13.14%	$ 182,035	4.00%
Trustmark National Bank	584,541	13.14%	177,991	4.00%
Tier 1 Capital (to Average Assets)				
Trustmark Corporation	$ 598,202	8.74%	$ 205,398	3.00%
Trustmark National Bank	584,541	8.73%	200,939	3.00%

34.0% for 2000 and 32.4% for 1999. Dividends for 2001 were $0.56 per share, an increase of 9.8% when compared with dividends of $0.51 per share for 2000. Since 1999, dividends per share have increased 27.3%.

Regulatory Capital

Trustmark and Trustmark National Bank (TNB) are subject to minimum capital requirements, which are administered by various Federal regulatory agencies. These capital requirements, as defined by Federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Management believes, as of December 31, 2001, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set

forth in the accompanying table. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Earning Assets

Earning assets are comprised of securities, loans, federal funds sold and securities purchased under resale agreements, which are the primary revenue streams for Trustmark. At December 31, 2001, earning assets were $6.515 billion, or 90.74% of total assets, compared with $6.318 billion, or 91.74% of total assets at December 31, 2000, an increase of $197.6 million, or 3.1%.

Securities

The securities portfolio consists primarily of debt securities, which are utilized to provide Trustmark with a quality investment alternative, a stable source of interest income, as well as, collateral for pledges on public deposits and repurchase agreements. Additionally, the securities portfolio is used as a tool to manage risk from movements in interest rates. At December 31, 2001, Trustmark's securities portfolio totaled $1.854 billion, compared to $2.125 billion at December 31, 2000, a reduction of $271.6 million, or 12.8%. Securities totaling $114.0 million were contributed during 2001 by business combinations. In order to reduce market sensitivity and price volatility during the interest rate environment experienced during 2001, Management utilized the liquidity provided by maturing securities to reduce Trustmark's reliance on wholesale funding. This strategy has reduced exposure to market sensitive assets as well as allowing the duration of the portfolio to shorten.

Available-for-sale (AFS) securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2001, AFS securities totaled $1.061 billion, which represented 57.3% of the securities portfolio, compared to $1.120 billion or 52.7% at December 31, 2000. AFS securities at December 31, 2001, consisted of U.S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage-backed securities and other securities, primarily Federal Reserve Bank and Federal Home Loan Bank stock. On December 31, 2001, unrealized gains on AFS securities of $29.0 million, net of $11.1 million of deferred income taxes, were included in accumulated other comprehensive income.

Held-to-maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both positively intends and has the ability to hold to maturity. At December 31, 2001, HTM securities totaled $792.1 million and represented 42.7% of the total portfolio compared with $1.005 billion or 47.3% at December 31, 2000. The liquidity created by maturing or called HTM securities was also utilized to reduce Trustmark's reliance on wholesale funding. Securities classified as HTM at the end of 2001 consisted primarily of obligations of states and political subdivisions and mortgage-backed securities. At December 31, 2001, the HTM portfolio had net unrealized gains before taxes of $28.9 million.

Management continues to stress asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 82% of the portfolio in U.S. Treasury and U.S. Government agencies obligations. Over 96% of the securities portfolio at year-end 2001 was rated either single A or above by rating agencies. In order to avoid excessive yield volatility from unexpected prepayments, Trustmark's normal practice is to purchase investment securities at or near par value which also reduces the risk of premium write-offs.

Loans

Loans, the largest group of earning assets, totaled 69.4% of earning assets at December 31, 2001, compared with 65.6% at December 31, 2000. At December 31, 2001, loans totaled $4.524 billion compared to $4.144 billion at year-end 2000, an increase of $380.4 million, or 9.2%. Business combinations completed during 2001 had loans of $422.8 million at December 31, 2001. In addition, during 2001, Trustmark sold $192 million in portfolio-based mortgage loans with significant prepayment risk in order to provide additional liquidity. During 2000, Trustmark sold $77 million in student loans in order to reposition the portfolio to take advantage of a higher interest rate environment and to provide additional liquidity. Loan growth would have been approximately $72.2 million, or an increase of 1.7%, when compared with December 31, 2000 if the business combinations and loan sales are eliminated. The most significant increases in the loan portfolio continue to come from loans secured by residential properties as borrowers take advantage of reduced interest rates.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2001 and 2000, are shown in the table on page 48.

Nonperforming Assets

($ in thousands)

	Consolidated	2001 Effect of Business Combinations	Excluding Business Combinations	2000
Nonaccrual and restructured loans	$ 36,901	$ 11,143	$ 25,758	$ 15,958
Other real estate (ORE)	5,110	2,386	2,724	2,280
Total nonperforming assets	$ 42,011	$ 13,529	$ 28,482	$ 18,238
Accruing loans past due 90 days or more	$ 2,740	$ 75	$ 2,665	$ 2,494
Nonperforming assets/total loans and ORE	0.93%		0.63%	0.44%

Business combinations completed during 2001 contributed $13.5 million of the increase seen in nonperforming assets when comparing December 31, 2001 to December 31, 2000. Eliminating these nonperforming assets results in a ratio of nonperforming assets to total loans and ORE of 0.63%. The remainder of the increase in nonperforming assets is related to growth in nonaccrual loans which were comprised of a small number of commercial customer relationships in unrelated industries. Although nonperforming loans increased $20.9 million when compared with December 31, 2000, the coverage by the allowance for loan losses remains strong at 204.7%. Trustmark expects to see a moderate increase in nonperforming assets during 2002 resulting from a weaker economy.

At December 31, 2001 and 2000, the allowance for loan losses was $75.5 million and $65.9 million, representing 1.67% and 1.59%, respectively, of total loans outstanding. During 2001, business combinations contributed $11.6 million to the allowance for loan losses. The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb estimated probable losses within the loan portfolio, including losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal analysis is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The analysis for loan losses considers any identified impairment and estimates determined by applying specific allowance factors to the commercial and consumer loan portfolios.

Commercial loans as well as commercial real estate loans carry an internally assigned risk grade based on a scale of one to ten. An allowance factor is assigned to each loan grade based on historical loan losses in addition to other factors such as the level and trend of delinquencies, classified and criticized loans, and nonperforming loans. Other factors are also taken into consideration such as local, regional and national economic trends, industry and other types of concentrations, and loan loss trends that run counter to historical averages. All classified loans greater than $500 thousand are reviewed by the Asset Review Department to determine if a higher allowance factor should be applied to the loan based on a greater level of risk and probability of loss.

Consumer loans carry allowance factors applied to pools of homogeneous loans such as direct and indirect loans, credit cards, home equity loans, other types of revolving consumer lines of credit and residential mortgage loans. The allowance factor applied to each pool is based on historical loan loss trends as well as current and projected trends in loan losses. Also taken into consideration are trends in consumer deliquencies, consumer bankruptcies, the effectiveness of the bank's collection function as well as economic conditions and trends as referred to above.

Net charge-offs were $15.1 million or 0.35% of average loans for the year ended December 31, 2001, compared with $10.4 million or 0.25% of average loans for the year ended December 31, 2000, which continues to compare favorably to Trustmark's peer group. Business combinations contributed $3.3 million in net charge-offs during 2001. Eliminating these net charge-offs reduced the ratio of net charge-offs to average loans to 0.29%. Credit quality may deteriorate during 2002 if the economy continues to remain in a weakened state; however, net charge-offs as a percentage of average loans should remain stable. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $137.5 million at December 31, 2001, an increase of $89.7 million when compared with year-end 2000. At December 31, 2001, Trustmark had one reverse repurchase agreement for $125 million that was used as collateral for pledging to public deposits. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

Deposits and Other Interest-Bearing Liabilities

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Total deposits were $4.613 billion at December 31, 2001, compared with period-end deposits for 2000 of $4.058 billion, an increase of $554.9 million, or 13.7%. Business combinations completed during 2001 contributed $540.3 million to the deposit base at December 31, 2001. Core deposits, which excludes time deposits of $100 thousand and more, totaled $4.066 billion at December 31, 2001, compared with $3.486 billion at December 31, 2000, an increase of $580.0 million, or 16.6% and benefited greatly from the business combinations that were centered

in the Memphis, Tennessee, market during 2001. Trustmark will continue to seek deposits by expanding its presence in higher growth markets and evaluating additional wholesale deposit funding sources.

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.596 billion at December 31, 2001, a decrease of $291.8 million, compared with $1.888 billion at December 31, 2000. The liquidity created by maturing securities was utilized during 2001 to reduce Trustmark's reliance on wholesale funding.

Long-term FHLB advances totaled $225 million at December 31, 2001, compared with $250 million at December 31, 2000, a decrease of $25 million. Unlike the variable rate advance originally entered into during 2000, at December 31, 2001, long-term FHLB advances were fixed rate products maturing from 2004 until 2006. This change is significant in that it reduces the volatility of Trustmark's wholesale funding base by using long-term fixed rate products. To aid in providing liquidity, over $566 million remains available to Trustmark through FHLB borrowings.

Contingencies

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset/Liability Management

Overview

Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's market risk is comprised primarily of interest rate risk created by core banking activities. Interest rate risk is the risk to net interest income represented by the impact of higher or lower interest rates. Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Market/Interest Rate Risk Management

The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business. This is accomplished through the development and implementation of lending, funding, pricing, and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

At the end of 2000, the mix of Trustmark's asset and liability structure created sensitivity to net interest income from interest rate changes. This sensitivity was a benefit to net interest income in 2001, as the decline in interest rates tempered interest cost more than interest income. During 2001, however, Management made a concerted effort to decrease interest rate sensitivity. This was accomplished by way of changes in balance sheet mix and risk characteristics of assets and liabilities and through purchases of interest rate hedging instruments. Asset sensitivity was reduced in commercial lending by increasing holdings of floating rate loans. Also, both the overall size of the securities portfolio and the maturity structure of securities were lowered.

Liability sensitivity was reduced with growth in core deposits, declines in short-term wholesale funding, and in the use of longer term borrowings. In 2001, Trustmark continued hedging activities to lessen the adverse effects of large swings in interest rates, adding $200 million in notional amount of long-term interest rate caps. As a result of these changes, Trustmark improved its interest rate sensitivity position during 2001, while experiencing a lower growth in net interest income. Trustmark's balance sheet remains slightly liability sensitive, and it is estimated that net interest income may drop less than 2% in a one-year, shocked, up 200 basis point rate shift scenario, assuming no balance sheet growth. This represents a substantial decline in rate sensitivity at year-end 2001, when compared to one year earlier and does not include further sensitivity reducing strategies that Management may employ during 2002.

The primary tool utilized by the Asset/Liability Committee is a modeling system that provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

- ❖ Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.
- ❖ Yield curve twist of +/- 2 standard deviations of the change in spread of the three-month Treasury bill and the 10-year Treasury note yields.
- ❖ Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using 2 standard deviations.
- ❖ Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

A static gap analysis is a tool used mainly for interest rate risk measurement, which highlights significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities, are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31, 2001, reflected a liability gap of $703 million, down from $1.0 billion on December 31, 2000. One-year gap analysis projected at December 31, 2001, reflected a liability gap of $369 million, down from $1.2 billion on December 31, 2001. This new static gap analysis indicates that, though liability sensitive to interest rate movements, Trustmark is more favorably positioned for a rising interest rate environment, when compared to year-end 2000.

The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is limited because it does not take into account operating transactions or anticipated hedging instruments. Also, the tabular disclosure of Trustmark's market risk is limited by its failure to accurately depict the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity tables on pages 53 and 54 reflects contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

❖ The scheduled maturities of mortgage-backed securities and CMOs are adjusted by the industry dealer prepayment speed for various coupon segments of the portfolio.
❖ Principal repayments of loans (other than residential mortgages) and early withdrawals of deposits include assumptions based on Management's experience and judgment.
❖ Changes in prepayment behavior of the residential mortgage portfolio are based on the current patterns of comparable mortgage-backed securities.
❖ For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows based on Trustmark's historical experience, Management's judgment and

statistical analysis, as applicable, concerning their most likely withdrawal behaviors.
❖ Weighted average floating rates are based on the rate for that product as of December 31, 2001 and 2000.

Trustmark uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date.

Trustmark continued a risk controlling strategy that utilizes caps and floors, which will be further implemented over time. Trustmark sold a previously purchased 5-year cap contract, and purchased additional 5-year cap contracts with a total notional amount of $200 million. Trustmark continues to hold a 5-year floor contract in a notional amount of $100 million. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

Liquidity

Trustmark's goal is to maintain an adequate liquidity position to satisfy the cash flow requirements of depositors and borrowers while meeting the cash flow needs which Trustmark requires for growth. The liquidity position of Trustmark is monitored on a daily basis by Trustmark's Treasury division. In addition, the Asset/Liability Committee reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of balance sheet or anticipated cash flow changes. Also, on a monthly basis, Management compares Trustmark's liquidity position to established corporate policies. At December 31, 2001, Trustmark was within all established guidelines. Trustmark was able to improve overall liquidity capacity during 2001, as indicated by the reduction in the loan to deposit ratio and reliance on wholesale funding. The ability to maintain consistent cash flows from operations as well as adequate capital also enhances Trustmark's liquidity.

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities as well as the ability to sell certain loans and securities. Liquidity on the liability side is generated primarily through growth in core deposits and the ability to obtain economical wholesale funding in national and regional markets through a variety of sources. Sources of wholesale funding are federal funds, repurchase agreements, brokered CD's and FHLB advances which allow Trustmark to meet necessary funding requirements as well as provide excess capacity for contingency funding needs.

Recent Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Trustmark applied the provisions of this statement to its combination with Nashoba Bancshares, Inc. during the fourth quarter of 2001. For further discussion, see Note 2 – Business Combinations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. Trustmark adopted this statement effective January 1, 2002, without any impairment losses recognized.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on January 1, 2002.

Interest Rate Sensitivity Table
December 31, 2001
($ in thousands)

	2002	2003	2004	2005	2006	Thereafter	Total	Estimated Fair Value
Loans, Net								
Fixed Rate	$1,296,150	$727,973	$497,001	$303,316	$215,132	$236,378	$3,275,950	$3,342,322
Average Int Rate .	7.45%	7.90%	6.99%	7.55%	7.22%	7.17%	7.60%	
Floating Rate	$ 521,975	$120,243	$ 97,913	$ 90,354	$ 72,406	$269,991	$1,172,882	$1,172,882
Average Int Rate .	4.56%	3.77%	3.63%	3.47%	3.82%	3.73%	4.08%	
Investment Securities								
Fixed Rate	$ 509,427	$258,525	$302,006	$239,924	$151,669	$342,111	$1,803,662	$1,832,527
Average Int Rate .	5.68%	6.59%	6.68%	6.82%	6.86%	5.95%	6.28%	
Floating Rate	$ 930	$ 7,107	$ 13,729	$ 11,847	$ 9,923	$ 6,349	$ 49,885	$ 49,885
Average Int Rate .	3.83%	3.09%	3.00%	2.99%	2.98%	2.98%	3.02%	
Other Earning Assets								
Floating Rate	$ 137,521	-	-	-	-	-	$ 137,521	$ 137,521
Average Int Rate .	1.95%	-	-	-	-	-	1.95%	
Interest-Bearing Deposits								
Fixed Rate	$1,455,973	$241,892	$117,737	$ 40,929	$ 32,246	$ 151	$1,888,928	$1,915,258
Average Int Rate .	3.91%	4.41%	4.71%	6.34%	5.23%	6.59%	4.11%	
Floating Rate	$ 604,122	$238,789	$238,789	$238,789	$236,511	-	$1,557,000	$1,557,000
Average Int Rate .	1.30%	1.07%	1.07%	1.07%	1.07%	-	1.16%	
Other Interest-Bearing Liabilities								
Fixed Rate	$ 72,047	-	$ 50,000	$100,000	$ 75,000	-	$ 297,047	$ 318,899
Average Int Rate .	3.11%	-	4.65%	5.49%	5.60%	-	4.80%	
Floating Rate	$1,536,633	-	-	-	-	-	$1,536,633	$1,536,633
Average Int Rate .	1.49%	-	-	-	-	-	1.49%	

Interest Rate Sensitivity Table

December 31, 2000

($ in thousands)

	2001	2002	2003	2004	2005	Thereafter	Total	Estimated Fair Value
Loans, Net								
Fixed Rate	$1,043,430	$560,428	$431,171	$305,215	$204,149	$416,673	$2,961,066	$2,936,979
Average Int Rate .	8.55%	8.45%	8.61%	7.94%	8.10%	7.42%	8.08%	
Floating Rate	$ 545,097	$ 89,621	$ 61,635	$ 47,246	$ 72,702	$300,716	$1,117,017	$1,118,668
Average Int Rate .	8.67%	7.97%	7.95%	7.32%	7.27%	6.21%	7.76%	
Investment Securities								
Fixed Rate	$ 553,415	$296,444	$250,882	$275,089	$215,130	$483,198	$2,074,158	$2,090,147
Average Int Rate .	6.38%	6.68%	6.87%	6.92%	6.88%	6.76%	6.70%	
Floating Rate	$ 291	$ 2,107	$ 11,784	$ 13,207	$ 11,464	$ 13,077	$ 51,930	$ 51,930
Average Int Rate .	6.56%	6.67%	6.58%	6.57%	6.56%	6.56%	6.57%	
Other Earning Assets								
Floating Rate	$ 47,849	-	-	-	-	-	$ 47,849	$ 47,849
Average Int Rate .	6.61%	-	-	-	-	-	6.61%	
Interest-Bearing Deposits								
Fixed Rate	$1,408,233	$279,511	$ 49,590	$ 15,954	$ 28,456	$ 220	$1,781,964	$1,790,396
Average Int Rate .	5.74%	6.21%	5.96%	5.55%	6.85%	7.02%	5.83%	
Floating Rate	$ 501,373	$221,891	$221,891	$139,756	$139,756	$ 99,091	$1,323,758	$1,323,758
Average Int Rate .	3.54%	2.16%	2.16%	2.16%	2.16%	1.52%	2.63%	
Other Interest-Bearing Liabilities								
Fixed Rate	$ 207,964	-	-	-	-	-	$ 207,964	$ 207,964
Average Int Rate .	6.53%	-	-	-	-	-	6.53%	
Floating Rate	$1,930,013	-	-	-	-	-	$1,930,013	$1,930,013
Average Int Rate .	6.21%	-	-	-	-	-	6.21%	